SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of January 2020

CHINA PETROLEUM & CHEMICAL CORPORATION
22 Chaoyangmen North Street,
Chaoyang District, Beijing, 100728
People's Republic of China
Tel: (8610) 59960114

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F     T              Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ____                          No    T

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

This Form 6-K consists of:

1.          an announcement regarding resignation of chairman of China Petroleum & Chemical Corporation (the “Registrant”); and

2.          an announcement regarding the list of directors and their roles and function of the registrant;

Each made by the Registrant on January 19, 2020.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibilities for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 00386)

Resignation of Chairman

The board of directors (the "Board") of China Petroleum & Chemical Corporation ("Sinopec Corp." or the “Company”) announces that due to change of working arrangement, on 19 January 2020, Mr. Dai Houliang tendered his resignation to the Board as Chairman of the Board, non-executive Director and the Chairman of each of the Strategy Committee, Social Responsibility Management Committee and Nomination Committee of the Board of Sinopec Corp.

Mr. Dai Houliang has confirmed that he has no disagreement with the Board of Sinopec Corp. and there are no other matters relating to his resignation that need to be brought to the attention of shareholders of Sinopec Corp.

Mr. Dai Houliang was diligent and responsible during his tenure, played a significant role in improving corporate governance, and was dedicated to promoting the deepening reform and innovation-driven development so as to achieve sustainable development of the Company. The Board would like to express its gratitude to him for his hard working and outstanding contribution to the Company.

Pursuant to the Company Law of the People’s Republic of China and the Articles of Association of China Petroleum & Chemical Corporation, all directors of the Company jointly recommended Mr. Ma Yongsheng, a director of the Company, to perform the duties of Chairman of the Board with effect from the date of recommendation to the date when a new Chairman of the Board of the Company is elected.

By Order of the Board China Petroleum & Chemical Corporation Huang Wensheng Vice President and Secretary to the Board of Directors

Beijing, the PRC,
19 January 2020

As of the date of this announcement, directors of the Company are: Ma Yongsheng#, Li Yunpeng*, Yu Baocai*, Ling Yiqun#, Li Yong*, Tang Min+, Fan Gang+, Cai Hongbin+, Ng, Kar Ling Johnny+

# Executive Director
* Non-executive Director
+ Independent Non-executive Director

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibilities for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 00386)

List of Directors and their Roles and Function

The members of the board of directors (the “Board”) of China Petroleum & Chemical Corporation are set out below.

Executive Directors
•	Ma Yongsheng
•	Ling Yiqun

Non–Executive   Directors
•	Li Yunpeng
•	Yu Baocai
•	Li Yong

Independent Non–Executive Directors
•	Tang Min
•	Fan Gang
•	Cai Hongbin
•	Ng, Kar Ling Johnny

There are five Board committees. The table below provides membership information of these committees on which each Board member serves.
Strategy Committee
Function	Name
Member	Ma Yongsheng
Ling Yiqun
Fan Gang
Cai Hongbin

Audit Committee

Function	Name
Chairman	Ng, Kar Ling Johnny
Member	Tang Min
Cai Hongbin

Remuneration and Appraisal Committee

Function	Name
Chairman	Fan Gang
Member	Li Yunpeng
Ng, Kar Ling Johnny

Nomination Committee
Function	Name
Member	Tang Min
Ng, Kar Ling Johnny

Social Responsibility Management Committee
Function	Name
Member	Tang Min
Fan Gang

Beijing, 19 January 2020
As of the date of this announcement, directors of the Company are: Ma Yongsheng #, Li Yunpeng*, Yu Baocai*, Ling Yiqun#, Li Yong*, Tang Min+, Fan Gang+, Cai Hongbin+, Ng, Kar Ling Johnny+

#  Executive Director
*  Non-executive Director
+  Independent Non-executive Director

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Petroleum & Chemical Corporation

By: /s/ Huang Wensheng

Name: Huang Wensheng

Title: Vice President and Secretary to the Board of Directors

Date: January 20, 2020